UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of July 2012
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated July 9, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED
(Registrant)

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  July 9, 2012

Exhibit No.	Description
1.	Press release, dated July 9, 2012

Exhibit 1

Jinpan International Announces Preliminary Second Quarter 2012 Financial Results

CARLSTADT, N.J., July 9, 2012 /PRNewswire/ -- Jinpan International Ltd. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced preliminary financial results for the second quarter ended June 30, 2012.

The Company reported preliminary unaudited net sales for the second quarter of 2012 of approximately US$55.6 million, a 4.6% decrease from US$58.3 million for the same period last year. Domestic sales accounted for US$50.8 million of revenue while international sales represented US$4.8 million, compared to US$46.1 million of domestic sales and US$12.2 million of international sales in the second quarter of 2011. Preliminary second quarter gross profit margin is expected to be approximately $14.5 million or 26% of net sales, compared to US$22.2 million, or 38.1% in the prior year period. Preliminary second quarter net income and diluted earnings per share are expected to be approximately US$2.5 million and US$0.15, respectively.

In light of the preliminary second quarter results, management is adjusting its full year guidance. Management expects that -

(i) the Company's net sales for 2012 to be US$ 219 to US$ 230 million or 0% to 5% growth over net sales in 2011 of US$ 219 million;

(ii) the Company's gross profit margin for 2012 is expected to be approximately 33% of net sales, compared to gross profit margin in 2011 of 36.7% of net sales; and

(iii) the Company's net income for 2012 is expected to experience a decrease of 15% to 20%, compared to US$ 23.8 million in 2011.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, "We have experienced a larger than expected slowdown in the second quarter due to a change in the design by our primary OEM customer of their wind power product(s), which resulted in a decrease in our international sales in the second quarter. Currently, we are waiting for our customer to provide new specifications, so we can make corresponding design changes to our cast resin transformer products and integrate our transformers into their newly designed wind power product(s). The time that our customer requires for the new design is longer than we had expected. We continue to work closely with our customer on product development and integration. Even though we experienced slower sales to our primary OEM customer, we do expect a pick up in orders from other OEM customers in the second half of 2012.

"We also experienced some weakness in domestic order flows in the second quarter due to a softer economic environment in China. We saw a slow-down in total industrial project activity in the second quarter, which resulted in fewer customized transformer sales in the second quarter. The majority of our domestic sales in the second quarter came from standard product orders. While industrial activity in China appears to have slowed, we are actively working on a large number of projects that require completion and we continue to receive quality, higher margin orders for large infrastructure projects."

"We believe the second half of 2012 will be stronger for our business than the first half. We have backlog of approximately $113 million at the end of June 2012 and believe that approximately 80% to 90% of the backlog will be shipped in 2012. Despite the challenges stemming from a softer broader economic environment, we remain confident in our long term growth trajectory and will continue working towards the goal of developing Jinpan into a leading, world class cast resin transformer manufacturer."

Jinpan plans to release its second quarter earnings results and conduct an earnings conference call in mid-August. Specific information related to the date and time of the call will be released at a later date.

About Jinpan International Ltd.

Jinpan International Ltd. designs, manufactures, and sells cast resin transformers for power distribution and wind energy products. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO14001 certifications for its cast resin transformers. Its principal executive offices are located in Hainan, China and its United States office is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2011 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Jinpan International Ltd.